[OBJECT OMITTED] Electronic                     1077 Business Center Circle
                 Sensor                         Newbury Park, California  91320
                 Technology                     Tel. (805) 480-1994
                                                FAX  (805) 480-1984



May 25, 2006

VIA EDGAR
---------

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549

Re:  Withdrawal Request on Form RW Filed May 24, 2006
     File No. 333-130900
--------------------------------------------------------------------------------

To Whom It May Concern:

Due to technical difficulties, yesterday we inadvertently filed a Form RW Request for Withdrawal of a Registration Statement with an incorrect file number (333-130900). We subsequently filed a Form RW Request for Withdrawal with the correct file number (000-51859). We respectfully request that the Form RW filed yesterday with file number 333-130900 be withdrawn.

If you have any questions, please do not hesitate to contact our legal counsel, Stacy Rentner of White & Case LLP at (213) 620-7740.

Thank you,

/s/ Francis Chang

Francis Chang,
Secretary and Vice President of Finance and Administration
Electronic Sensor Technology, Inc.